Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2018

						(₹ in Crore)

		Quarter ended				Half Year ended		Year ended
S.No.	Particulars	30.09.2018 (Unaudited)	30.06.2018 (Unaudited)		30.09.2017 (Unaudited)	30.09.2018 (Unaudited)	30.09.2017 (Unaudited)	31.03.2018 (Audited)
1	Revenue

a)	Revenue from operations (Net of excise duty)	9,690	9,690		10,375	19,380	19,303	45,524

	Add: Excise duty	—	—		—	—	450	450

	Revenue from operations (Gross of excise duty)	9,690	9,690		10,375	19,380	19,753	45,974

b)	Other income	179	107		390	286	991	3,866

	Total Income	9,869	9,797		10,765	19,666	20,744	49,840

2	Expenses

a)	Cost of materials consumed	4,127	3,026		6,337	7,153	11,248	25,209

b)	Purchases of Stock-in-Trade	89	308		—	397	128	426

c)	Changes in inventories of finished goods and work-in-progress	(103)	506		(291)	403	(598)	(11)

d)	Power & fuel charges	2,318	2,028		1,476	4,346	2,732	6,643

e)	Employee benefits expense	224	205		200	429	394	802

f)	Excise Duty on sales	—	—		—	—	450	450

g)	Finance costs	1,049	1,078		931	2,127	2,067	3,900

h)	Depreciation, depletion and amortization expense	800	784		729	1,584	1,435	2,842

i)	Other expenses	1,298	1,376		1,158	2,674	2,387	4,758

j)	Share of expenses in producing oil and gas blocks	304	286		234	590	464	1,004

	Total expenses	10,106	9,597		10,774	19,703	20,707	46,023

3	(Loss)/Profit before exceptional items and tax	(237)	200		(9)	(37)	37	3,817

4	Net exceptional gain (Refer note 4)	320	52		472	372	472	5,407

5	Profit before tax	83	252		463	335	509	9,224

6	Tax expense/(benefit) on other than exceptional items:
a)	Net Current tax expense	—	—		—	—	—	—
b)	Net Deferred tax expense/(benefit)	(55)	122		30	67	42	1,026
	Tax expense/(benefit) on exceptional items (Refer note 4):
a)	Net Current tax expense	—	—		—	—	—	—
b)	Net Deferred tax expense/(benefit)	112	—		(38)	112	(38)	942

	Net tax expense/(benefit):	57	122		(8)	179	4	1,968

7	Net Profit after tax (a)	26	130		471	156	505	7,256

8	Net (Loss)/Profit after tax before exceptional items (net of tax)	(182)	78		(39)	(104)	(5)	2,791

9	Other Comprehensive Income

i.	(a) Items that will not be reclassified to profit or loss	9	(17)		35	(8)	43	91

	(b) Tax benefit on items that will not be reclassified to profit or loss	—	—		6	—	7	5

ii.	(a) Items that will be reclassified to profit or loss	193	355		(32)	548	(76)	44

	(b) Tax benefit/ (expense) on items that will be reclassified to profit or loss	120	42		33	162	44	(5)

	Total Other Comprehensive Income (b)	322	380		42	702	18	135

10	Total Comprehensive Income (a+b)	348	510		513	858	523	7,391

11	Paid-up equity share capital (Face value of ₹ 1 each)	372	372		372	372	372	372

12	Reserves excluding Revaluation Reserves as per balance sheet							78,941

13	Earnings per share after exceptional items (₹) (*not annualised)

	-Basic & Diluted	0.07 *	0.35	*	1.27 *	0.42 *	1.31 *	19.47

14	(Loss)/ Earnings per share before exceptional items (₹) (*not annualised)

	-Basic & Diluted	(0.49)*	0.21	*	(0.10)*	(0.28)*	(0.06)*	7.46

					(₹ in Crore)

		Quarter ended			Half Year ended		Year ended
S. No.	Segment Information	30.09.2018 (Unaudited)	30.06.2018 (Unaudited)	30.09.2017 (Unaudited)	30.09.2018 (Unaudited)	30.09.2017 (Unaudited)	31.03.2018 (Audited)
1	Segment Revenue
a)	Oil & Gas	1,856	1,721	1,111	3,577	2,312	5,085
b)	Aluminium	5,815	5,465	3,413	11,280	6,266	15,827
c)	Copper	1,325	1,650	5,282	2,975	9,722	21,277
d)	Iron Ore	614	788	542	1,402	1,261	3,174
e)	Power	27	36	10	63	145	412

	Total	9,637	9,660	10,358	19,297	19,706	45,775

Less:	Inter Segment Revenue	1	—	5	1	7	16

	Sales/income from operations	9,636	9,660	10,353	19,296	19,699	45,759

Add:	Other operating income	54	30	22	84	54	215

	Revenue from operations (Gross of excise duty)	9,690	9,690	10,375	19,380	19,753	45,974

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	688	619	258	1,307	638	1,896
b)	Aluminium	14	646	69	660	175	780
c)	Copper	(46)	(145)	341	(191)	519	1,159
d)	Iron Ore	74	157	3	231	2	347
e)	Power	(81)	(71)	(51)	(152)	(54)	(67)

	Total	649	1,206	620	1,855	1,280	4,115

Less:	Finance costs	1,049	1,078	931	2,127	2,067	3,900
Add:	Other unallocable income net off expenses	163	72	302	235	824	3,602

	(Loss)/Profit before exceptional items and tax	(237)	200	(9)	(37)	37	3,817

Add:	Net exceptional gain (Refer note 4)	320	52	472	372	472	5,407

	Profit before tax	83	252	463	335	509	9,224

3	Segment assets
a)	Oil & Gas	15,834	15,166	9,395	15,834	9,395	12,842
b)	Aluminium	43,650	43,988	42,488	43,650	42,488	43,426
c)	Copper	8,808	8,745	9,722	8,808	9,722	9,968
d)	Iron Ore	2,804	3,075	3,618	2,804	3,618	3,094
e)	Power	3,251	3,257	3,134	3,251	3,134	3,263
f)	Unallocated	76,150	73,653	78,046	76,150	78,046	74,576

	Total	150,497	147,884	146,403	150,497	146,403	147,169

4	Segment liabilities
a)	Oil & Gas	5,870	5,131	3,040	5,870	3,040	3,755
b)	Aluminium	13,271	12,056	10,084	13,271	10,084	11,919
c)	Copper	3,956	4,881	11,957	3,956	11,957	8,667
d)	Iron Ore	948	1,314	1,532	948	1,532	1,558
e)	Power	258	266	273	258	273	275
f)	Unallocated	45,990	44,398	39,219	45,990	39,219	41,682

	Total	70,293	68,046	66,105	70,293	66,105	67,856

The main business segments are : (a) Oil & Gas which consists of exploration, development and production of oil and gas. (b) Aluminium which consist of manufacturing of alumina and various aluminium products. (c) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 5). (d) Iron ore including pig iron & metallurgical coke. (e) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Export incentives have been included under respective segment revenues.

Statement of Assets and Liabilities

			(₹ in Crore)

Particulars		As at September 30, 2018 (Unaudited)	As at March 31, 2018 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	37,123	37,132
	(b) Capital work-in-progress	10,752	10,386
	(c) Exploration intangible assets under development	9,111	7,983
	(d) Intangible assets	44	44
	(e) Financial assets
	(i) Investments	64,286	62,473
	(ii) Trade receivables	893	471
	(iii) Loans	197	—
	(iv) Others	660	443
	(f) Income tax assets (net of provisions)	2,443	2,429
	(g) Other non-current assets	2,743	2,577

	Total Non-current assets	128,252	123,938

2	Current assets
	(a) Inventories	7,809	8,149
	(b) Financial assets
	(i) Investments	5,650	5,537
	(ii) Trade receivables	1,286	1,968
	(iii) Cash and cash equivalents	1,673	1,144
	(iv) Other bank balances	727	450
	(v) Loans	104	14
	(vi) Others	2,582	3,105
	(c) Other current assets	2,414	2,864

	Total current assets	22,245	23,231

	Total assets	150,497	147,169

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	79,832	78,941

	Total Equity	80,204	79,313
	Liabilities
2	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	22,922	14,810
	(ii) Other financial liabilities	44	44
	(b) Provisions	949	852
	(c) Deferred tax liabilities (net)	333	26
	(d) Other non-current liabilities	2,455	2,479

	Total Non-current liabilities	26,703	18,211

3	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	15,899	18,320
	(ii) Trade payables
	(A) total outstanding dues of micro enterprises and small enterprises	122	84
	(B) total outstanding dues of creditors other than micro enterprises and small enterprises	9,671	13,982
	(iii) Other financial liabilities	12,972	12,270
	(b) Other current liabilities	4,743	4,815
	(c) Provisions	138	129
	(d) Current tax liabilities (net)	45	45

	Total Current liabilities	43,590	49,645

	Total Equity and Liabilities	150,497	147,169

Notes:-

1	The above results of Vedanta Limited ("the Company"), for the quarter and half year ended September 30, 2018 have been reviewed by the Audit Committee at its meeting held on October 30, 2018 and approved by the Board of Directors in its meeting held on October 31, 2018. The statutory auditors have carried out limited review of the same.

2	The Board of Directors declared an interim dividend @ 1700% i.e. ₹ 17 per equity share of ₹ 1 each. The record date for the payment of interim dividend is November 10, 2018. The Board of Directors vide circular resolution dated October 10, 2018 also approved the dividend @ 7.5% p.a. on the redeemable preference shares of face value of ₹ 10 each for a period from April 1, 2018 till October 27, 2018, as per their terms of issuance. These preference shares were redeemed, along with dividend on October 26, 2018.

3	The Government of India, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas (the "GoI") has granted its approval for a ten-year extension of the PSC for the Rajasthan Block, RJ-ON-90/1 (the "RJ Block") with effect from May 15, 2020. Such extension has been granted by the GoI, pursuant to its policy dated April 07, 2017 for extension of Pre-New Exploration Licensing Policy ("Pre-NELP") Exploration Blocks PSCs signed by the GoI (the "Pre-NELP Extension Policy"), subject to certain conditions. The applicability of the Pre-NELP Extension Policy to the RJ Block PSC is currently sub judice.

4	Exceptional items comprises of the following:

					(₹ in Crore)

	Quarter ended			Half Year ended		Year ended
Particulars	30.09.2018 (Unaudited)	30.06.2018 (Unaudited)	30.09.2017 (Unaudited)	30.09.2018 (Unaudited)	30.09.2017 (Unaudited)	31.03.2018 (Audited)
Impairment reversal/(charge)
- relating to investment in subsidiary- Cairn India Holdings Limited	—	52	581	52	581	3,358
- relating to property, plant & equipment and exploration assets- Oil & gas segment(a)	261	—	(109)	261	(109)	3,513
- relating to assets in Goa - Iron ore segment	—	—	—	—	—	(452)
- relating to investment in subsidiary- Sesa Resources Limited	—	—	—	—	—	(648)

Reversal/(Charge) pursuant to arbitration order/ Supreme court order	59	—	—	59	—	(113)
Loss relating to non-usable items of CWIP	—	—	—	—	—	(251)

Net exceptional gain	320	52	472	372	472	5,407

Tax (expense)/benefit on above	(112)	—	38	(112)	38	(942)

Net exceptional gain (net of tax)	208	52	510	260	510	4,465

a) ₹ 261 Crore for the quarter ended September 30, 2018 represents non-cash reversal of previously recorded impairment charge following the start of commercial production in Krishna Godavari Onshore block.

5	The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to seal the existing copper smelter plant permanently.

The Company has appealed before the National Green Tribunal (NGT), Principal Bench and the matter is presently sub judice.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub judice. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023.

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

6	Effective April 01, 2018, the Company has adopted Ind AS 115 Revenue from Contracts with customers under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2018. The application of the standard did not have any significant impact on the retained earnings as at April 01, 2018 and financial results for the current and previous quarter.

7	With effect from July 01, 2017, Goods and Service tax ('GST') has been implemented which has replaced several indirect taxes including excise duty. While Ind-AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly 'Revenue from Operations (Net of excise duty)' has been additionally disclosed in these results to enhance comparability of financial information.

8	Additional disclosures as per Regulation 52(4) & 52(6) of Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

a)	Previous due date of Interest/Principal repayment, payment made on respective due date:

S.No.	Particulars	Previous Due Date (April 1, 2018 to September 30, 2018)
		Principal Due Date	Interest Due Date
1	INE268A07145 bearing int @ 9.10% #	April 5, 2018	April 5, 2018
2	INE205A07113 bearing int @ 7.60%		May 31, 2018
3	INE268A07152 bearing int @ 9.17% #	July 4, 2018	July 4, 2018
4	INE268A07160 bearing int @ 9.17% #	July 5, 2018	July 5, 2018
5	INE205A07030 bearing int @ 9.45%		August 18, 2018

#	Call option was excercised by the company, basis which NCDs became due for repayment.

b)	Next due date of Interest/Principal repayment along with amount due is as follows:

S.No.	Particulars	Next Due Date and Amount due (October 1, 2018 to March 31, 2019)
		Principal Due Date	Amount Due (₹ Crore)	Interest Due Date	Amount Due (₹ Crore)
1	INE205A07089 bearing int @ 8.25%			October 29, 2018	25
2	INE205A07097 bearing int @ 7.95%			November 22, 2018	24
3	INE205A07105 bearing int @ 7.50%			November 30, 2018	15
4	INE205A07121 bearing int @ 7.80%			December 20, 2018	39

c)	During the six months ended September 30, 2018, CRISIL maintained the long term rating / outlook on Vedanta’s NCD's at “AA/Positive".

d)

The Listed Non-Convertible debentures of the company aggregating ₹ 9,900 Crore as on September 30, 2018 are secured by way of first mortgage/charge on certain assets of the company, and the asset cover thereof exceeds 125% and 100% of the principal amount of ₹ 2,000 Crore and ₹ 7,900 Crore respectively, as required as per the terms of the Issue.

		(₹ in Crore except otherwise stated)
	Particulars	September 30, 2018	March 31, 2018
e)	Net Worth (Equity + Reserves and surplus)	80,204	79,313
f)	Debenture Redemption Reserve	868	1,430
g)	Interest Service Coverage Ratio (No. of times)	3.01	3.08
h)	Debt Service Coverage Ratio (No. of times)	0.94	1.00
i)	Debt- Equity Ratio (No. of times)	0.56	0.51

j)

The Company is also having 301 Crore, 7.5% redeemable non-cummulative preference shares having face value of ₹ 10 per share issued to non- controlling shareholders of erstwhile Cairn India Limited on April 28, 2017. These preference shares were redeemed along with dividend on October 26, 2018. Refer note 2 for dividend declared during the period.

Formulae for computation of ratios are as follows:

a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)

b)	Debt service coverage ratio	Earnings before interest, depreciation, tax and exceptional items/ (interest expense + principal payments of long term loans)

c)	Interest service coverage ratio	Earnings before interest, depreciation, tax and exceptional items / interest expense

9	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : Mumbai	Navin Agarwal
Dated : October 31, 2018	Executive Chairman

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND HALF YEAR ENDED

SEPTEMBER 30, 2018

		(₹ in Crore except as stated)

		Quarter ended						Half year ended				Year ended
S. No.	Particulars	30.09.2018 (Unaudited)		30.06.2018 (Unaudited)		30.09.2017 (Unaudited)		30.09.2018 (Unaudited)		30.09.2017 (Unaudited)		31.03.2018 (Audited)
1	Revenue

a)	Revenue from operations (Net of excise duty)	22,705		22,206		21,590		44,911		39,875		91,866

	Add: Excise duty	—		—		—		—		1,057		1,057

	Revenue from operations (Gross of excise duty)	22,705		22,206		21,590		44,911		40,932		92,923

b)	Other income	592		418		919		1,010		2,008		3,574

	Total Income	23,297		22,624		22,509		45,921		42,940		96,497

2	Expenses

a)	Cost of materials consumed	6,720		5,124		7,992		11,844		14,377		31,582

b)	Purchases of stock-in-trade	167		308		8		475		76		220

c)	Changes in inventories of finished goods and work-in-progress	(179)		398		(294)		219		(632)		450

d)	Power & fuel charges	4,723		4,098		3,453		8,821		5,954		14,026

e)	Employee benefits expense	786		725		653		1,511		1,234		2,496

f)	Excise duty on sales	—		—		—		—		1,057		1,057

g)	Finance costs	1,571		1,546		1,427		3,117		3,053		5,783

h)	Depreciation, depletion and amortization expense	1,931		1,796		1,507		3,727		2,955		6,283

i)	Other expenses	5,280		5,269		4,108		10,549		8,303		17,928

3	Total expenses	20,999		19,264		18,854		40,263		36,377		79,825

4	Profit before exceptional items and tax	2,298		3,360		3,655		5,658		6,563		16,672

5	Net exceptional gain (Refer note 4)	320		—		186		320		186		2,897

6	Profit before tax	2,618		3,360		3,841		5,978		6,749		19,569

7	Tax expense:
	On other than exceptional items
a)	Net Current tax expense	555		669		678		1,224		1,253		2,867
b)	Net Deferred tax expense	51		443		186		494		286		2,472
c)	Distribution tax credit on dividend from subsidiaries	—		—		—		—		—		(1,536)
	On Exceptional items (Refer note 4)
a)	Net Current tax expense	—		—		51		—		51		51
b)	Net Deferred tax expense	112		—		11		112		11		2,023

	Net tax expense:	718		1,112		926		1,830		1,601		5,877

8	Profit after tax before share in profit of jointly controlled entities and associates and non-controlling interests	1,900		2,248		2,915		4,148		5,148		13,692

9	Add: Share in profit of jointly controlled entities and associates	0		0		0		0		0		0

10	Profit after share in profit of jointly controlled entities and associates (a)	1,900		2,248		2,915		4,148		5,148		13,692

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	1		(35)		25		(34)		30		97
	(b) Tax (expense)/benefit on items that will not be reclassified to profit or loss	13		6		9		19		10		3
ii.	(a) Items that will be reclassified to profit or loss	961		703		(140)		1,664		(72)		2,042
	(b) Tax (expense)/benefit on items that will be reclassified to profit or loss	109		(30)		63		79		72		34

	Total Other Comprehensive Income (b)	1,084		644		(43)		1,728		40		2,176

12	Total Comprehensive Income (a + b)	2,984		2,892		2,872		5,876		5,188		15,868

13	Profit attributable to:
a)	Owners of Vedanta Limited	1,343		1,533		2,045		2,876		3,546		10,342
b)	Non-controlling interests	557		715		870		1,272		1,602		3,350

14	Other comprehensive income attributable to:
a)	Owners of Vedanta Limited	1,112		702		1		1,814		54		2,108
b)	Non-controlling interests	(28)		(58)		(44)		(86)		(14)		68

15	Total comprehensive income attributable to:
a)	Owners of Vedanta Limited	2,455		2,235		2,046		4,690		3,600		12,450
b)	Non-controlling interests	529		657		826		1,186		1,588		3,418

16	Net profit after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	1,135		1,533		1,990		2,668		3,491		9,561

17	Paid-up equity share capital (Face value of ₹ 1 each)	372		372		372		372		372		372

18	Reserves excluding Revaluation Reserves as per balance sheet											62,992

19	Earnings per share after exceptional items (₹) (*not annualised)

	-Basic	3.62	*	4.13	*	5.51	*	7.76	*	9.55	*	28.30

	-Diluted	3.61	*	4.12	*	5.50	*	7.73	*	9.54	*	28.24

20	Earnings per share before exceptional items (₹) (*not annualised)

	-Basic	3.06	*	4.13	*	5.36	*	7.19	*	9.41	*	26.17

	-Diluted	3.05	*	4.12	*	5.36	*	7.18	*	9.39	*	26.11

			(₹ in Crore)

		Quarter ended			Half year ended		Year ended
S. No.	Segment Information	30.09.2018 (Unaudited)	30.06.2018 (Unaudited)	30.09.2017 (Unaudited)	30.09.2018 (Unaudited)	30.09.2017 (Unaudited)	31.03.2018 (Audited)
1	Segment Revenue
a)	Oil & Gas	3,479	3,219	2,099	6,698	4,374	9,536
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	4,048	4,674	4,641	8,722	9,119	19,999
	(ii) Silver - India	599	547	556	1,146	992	2,148

	Total	4,647	5,221	5,197	9,868	10,111	22,147
c)	Zinc - International	541	573	853	1,114	1,654	3,446
d)	Iron Ore	615	788	542	1,403	1,261	3,174
e)	Copper	2,376	2,797	6,237	5,173	11,559	24,975
f)	Aluminium	7,888	7,394	5,212	15,282	9,762	23,434
g)	Power	1,718	1,590	1,431	3,308	2,164	5,652
h)	Others	1,324	515	24	1,839	47	280

	Total	22,588	22,097	21,595	44,685	40,932	92,644

Less:	Inter Segment Revenue	38	29	75	67	152	215

	Sales/income from operations	22,550	22,068	21,520	44,618	40,780	92,429

	Other operating income	155	138	70	293	152	494

	Revenue from operations (Gross of excise duty)	22,705	22,206	21,590	44,911	40,932	92,923

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	1,427	1,278	653	2,705	1,523	3,852
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,277	1,887	2,193	3,164	3,965	8,953
	(ii) Silver - India	508	473	484	981	825	1,822

	Total	1,785	2,360	2,677	4,145	4,790	10,775
c)	Zinc - International	(73)	26	342	(47)	624	1,232
d)	Iron Ore	71	138	(41)	209	(53)	242
e)	Copper	(48)	(139)	340	(187)	500	1,097
f)	Aluminium	36	830	120	866	319	1,079
g)	Power	168	282	225	450	191	1,099
h)	Others	93	1	(6)	94	(13)	(36)

	Total	3,459	4,776	4,310	8,235	7,881	19,340

Less:	Finance costs	1,571	1,546	1,427	3,117	3,053	5,783
Add:	Other unallocable income net off expenses	410	130	772	540	1,735	3,115

	Profit before exceptional items and tax	2,298	3,360	3,655	5,658	6,563	16,672

Add:	Net exceptional gain (Refer note 4)	320	—	186	320	186	2,897

	Profit before tax	2,618	3,360	3,841	5,978	6,749	19,569

3	Segment assets
a)	Oil & Gas	28,564	26,761	16,194	28,564	16,194	23,361
b)	Zinc, Lead and Silver - India	18,903	18,957	17,047	18,903	17,047	17,777
c)	Zinc - International	5,984	5,425	4,101	5,984	4,101	5,597
d)	Iron Ore	3,006	3,211	5,760	3,006	5,760	3,246
e)	Copper	9,494	9,117	10,256	9,494	10,256	10,168
f)	Aluminium	56,295	56,582	54,588	56,295	54,588	55,523
g)	Power	20,729	20,797	19,170	20,729	19,170	20,615
h)	Others	8,911	8,442	596	8,911	596	2,821
i)	Unallocated	49,149	44,388	51,419	49,149	51,419	45,690

	Total	201,035	193,680	179,131	201,035	179,131	184,798

4	Segment liabilities
a)	Oil & Gas	9,104	7,939	4,442	9,104	4,442	5,525
b)	Zinc, Lead and Silver - India	5,274	4,864	3,880	5,274	3,880	5,074
c)	Zinc - International	1,144	978	830	1,144	830	1,108
d)	Iron Ore	1,074	1,452	1,670	1,074	1,670	1,688
e)	Copper	4,294	5,153	12,320	4,294	12,320	9,016
f)	Aluminium	18,032	16,256	14,696	18,032	14,696	16,382
g)	Power	2,291	2,067	2,098	2,291	2,098	2,130
h)	Others	1,296	1,040	69	1,296	69	229
i)	Unallocated	73,153	71,698	59,687	73,153	59,687	64,321

	Total	115,662	111,447	99,692	115,662	99,692	105,473

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore including pig iron, metallurgical coke (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (Refer note 5) (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment comprises of port/berth, glass substrate and steel. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Increase in assets and liabilities of ‘Others Segment’ is mainly on account of acquisition of Electrosteel Steels Limited. (Refer note 6)

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Export incentives have been included under respective segment revenues.

Consolidated Statement of Assets and Liabilities

			(₹ in Crore)

Particulars		As at 30.09.2018 (Unaudited)	As at 31.03.2018 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	83,456	79,330
	(b) Capital work-in-progress	18,712	16,140
	(c) Intangible assets	925	949
	(d) Exploration intangible assets under development	17,978	15,915
	(e) Financial assets
	(i) Investments	155	164
	(ii) Trade receivables	3,118	1,347
	(iii) Loans	21	23
	(iv) Others	2,034	3,355
	(f) Deferred tax assets (net)	4,360	4,934
	(g) Income tax assets (net of provisions)	3,455	3,389
	(h) Other non-current assets	4,253	4,138

	Total Non-current assets	138,467	129,684

2	Current assets
	(a) Inventories	13,280	11,967
	(b) Financial Assets
	(i) Investments	31,772	28,536
	(ii) Trade receivables	3,006	3,969
	(iii) Cash and cash equivalents	3,194	4,236
	(iv) Other bank balances	4,049	980
	(v) Loans	95	82
	(vi) Others	3,180	1,357
	(c) Current tax assets (net)	9	15
	(d) Other current assets	3,983	3,972

	Total Current assets	62,568	55,114

	Total assets	201,035	184,798

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	67,600	62,992

	Equity attributable to owners of Vedanta Limited	67,972	63,364
2	Non-controlling interests	17,401	15,961

	Total Equity	85,373	79,325

	Liabilities
3	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	39,718	26,789
	(ii) Other financial liabilities	470	555
	(b) Provisions	2,575	2,361
	(c) Deferred tax liabilities (net)	4,751	4,218
	(d) Other non-current liabilities	4,386	4,303

	Total Non-current liabilities	51,900	38,226

4	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	19,283	21,951
	(ii) Trade payables	14,840	17,843
	(iii) Other financial liabilities	20,354	18,811
	(b) Other current liabilities	8,269	7,921
	(c) Provisions	435	410
	(d) Current tax liabilities (net)	581	311

	Total Current liabilities	63,762	67,247

	Total Equity and Liabilities	201,035	184,798

Notes:-

1

The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities, and associates for the quarter and half year ended September 30, 2018 have been reviewed by the Audit Committee at its meeting held on October 30, 2018 and approved by the Board of Directors at its meeting held on October 31, 2018. The statutory auditors have carried out limited review of the same.

2

The Board of Directors declared an interim dividend @ 1,700% i.e. ₹ 17 per equity share of ₹ 1 each. The record date for the payment of interim dividend is November 10, 2018. The Board of Directors vide circular resolution dated October 10, 2018 also approved the dividend @ 7.5% p.a. on the redeemable preference shares of face value of ₹ 10 each for a period from April 1, 2018 till October 27, 2018, as per their terms of issuance. These preference shares were redeemed, along with dividend on October 26, 2018.

3

The Government of India, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas (the “GoI”) has granted its approval for a ten-year extension of the PSC for the Rajasthan Block, RJ-ON-90/1 (the “RJ Block”) with effect from May 15, 2020. Such extension has been granted by the GoI, pursuant to its policy dated April 07, 2017 for extension of Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks PSCs signed by the GoI (the “Pre-NELP Extension Policy”), subject to certain conditions. The applicability of the Pre-NELP Extension Policy to the RJ Block PSC is currently sub judice.

4	Exceptional items comprises of the following:

						(₹ in Crore)

	Quarter ended			Half year ended		Year ended
Particulars	30.09.2018 (Unaudited)	30.06.2018 (Unaudited)	30.09.2017 (Unaudited)	30.09.2018 (Unaudited)	30.09.2017 (Unaudited)	31.03.2018 (Audited)
Impairment reversal/(charge) relating to property, plant and equipment and exploration assets – Oil and Gas(a)	261	—	(109)	261	(109)	6,907
Impairment charge relating to iron ore segment	—	—	—	—	—	(2,329)
Loss relating to non-usable items of CWIP	—	—	—	—	—	(251)
Reversal of provision for district mineral fund pursuant to a ruling by the Supreme Court	—	—	295	—	295	295
Foreign Currency Translation Reserve reclassified from equity to profit and loss relating to subsidiaries under liquidation	—	—	—	—	—	(1,485)
Reversal/ (charge) pursuant to arbitration order/ Supreme court order	59	—	—	59	—	(113)
Others	—	—	—	—	—	(127)

Net exceptional gain	320	—	186	320	186	2,897
Tax expense on above	(112)	—	(62)	(112)	(62)	(2,074)
Non-controlling interests on above	—	—	(69)	—	(69)	(42)

Net exceptional gain net of tax and non-controlling interests	208	—	55	208	55	781

a) ₹ 261 Crore for the quarter ended September 30, 2018 represents non-cash reversal of previously recorded impairment charge following the start of commercial production in Krishna Godavari Onshore block.

5

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to seal the existing copper smelter plant permanently.

The Company has appealed before the National Green Tribunal (NGT), Principal Bench and the matter is presently sub judice.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub judice. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023.

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

6

Vedanta Limited through its wholly owned subsidiary, Vedanta Star Limited (VSL), has acquired control over Electrosteel Steels Limited (ESL) on June 4, 2018. ESL was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India.

Total cash consideration of ₹ 5,320 Crore has been paid for the acquisition. The transaction has been accounted for on a provisional basis under Ind AS 103. The results for the current period are not comparable with the corresponding previous periods.

7

In December, 2017, the Company through its wholly owned subsidiary, acquired 51.6% equity stake in AvanStrate Inc. (ASI). The acquisition accounting under Ind AS 103 has been completed for the transaction during the quarter and bargain gain of ₹ 117 Crore has been recognised in equity. The assets and liabilities for the previous periods have been restated. The impact on the profit or loss for the previous periods is not material.

8

Effective April 01, 2018, the Group has adopted Ind AS 115 Revenue from Contracts with customers under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2018. The application of the standard did not have any significant impact on the retained earnings as at April 01, 2018 and financial results for the current and previous quarter.

9

With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

10	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Place : Mumbai	Navin Agarwal
Dated : October 31, 2018	Executive Chairman